Contact

www.linkedin.com/in/john-f-
andrews (LinkedIn)

Top Skills

Business Planning
Fundraising
Budget Development

Honors-Awards

Top 100 Supply Chain Project (2014
& 2015)
Top IT Achiever
Top 10 Industry Visionary
Nominated for CIO of the Year

John F. Andrews

Growth Accelerator ★ Digital Innovator ★ Transformative CxO
Ponte Vedra Beach, Florida, United States

Summary

Transformative C-level executive with a 25+ year career shattering
business expectations, delivering significant revenue growth,
capturing $1B+ in cost reductions, and attaining $100MM+ in private,
venture, and public offerings across a broad spectrum of industries.
Called upon to revitalize stalled companies, revolutionizing new
product offerings, architecting breakthrough business strategies
and driving rapid operational transformations across enterprise
stages (seed-level, growth-stage, Fortune 100). Build best-in-class
leadership teams, promoting an empowered, action-oriented team
culture to deliver immediate and enduring goals.

EXECUTIVE IMPACT
Product Visionary: Led development of numerous revolutionary
SaaS product solutions including founding and scaling one of the 1st
SaaS firms, eMedSoft, which grew to $100MM+ in annual revenue
run rate. Consulted Sun Microsystems on the development of
JAVA. Product innovation was acknowledged with 10 top honors
including personal recognitions as "Top IT Achiever" by CIO
Magazine for 3 consecutive years and "Top 10 Industry Visionary"
by ComputerWorld. Nominated for "CIO of the Year" by Information
Week.
Turnaround Architect & Change Agent: Charged with resurrecting
Applied UV (NASDAQ: AUVI), delivering record breaking revenue
in 1 year, doubling company size, and capturing "buy rating" at 3.5X
market price. Reshaped the future of GIGA, through product portfolio
innovation and operational restructuring, positioning for its lucrative
sale to Forrester Research ((NASDAQ: FORR).
Business Accelerator & Exit Strategist: Spearheaded 4 successful
exits, including disposition of KyckGlobal to Dash Solutions
ShipXPress to General Electric (NYSE: GE) and Giga to Forrester
Research (NASDAQ: FORR) at 300% premium. Scaled early SaaS
innovator, MedSoft, from seed level to public offering with $2B+
market capitalization.

Experience

PERSOWN Connect
Chief Operating Officer
October 2024 - Present (5 months)
Jacksonville, Florida, United States

I'm joining the leadership team to lead global operations and apply my expertise in building payment technology platforms, healthcare delivery and innovation, global supply chain management, and telecom systems deployment across 130+ countries. This integration of technologies and systems at global scale will profitably and dramatically improve healthcare for a significant portion of the billion underserved families.

Granite Communication and Security LLC
Chief Operating Officer / Chief Development Officer
January 2024 - Present (1 year 2 months)
Tampa, Florida, United States

Recruited by the Co-founder as a trusted partner to lead, grow and scale the company to its next operating level. Directed operational excellence optimizing processes and resource allocation resulting in improved operating margins and profitability. Cultivated a high-performance culture with recruitment of "A" talent while growing the organization by 45%. Drove increased revenue growth through existing clients as well as developed a revenue diversification plan adding $3m-$5m in annual revenues and $1.5m in net profit.
• Delivered revenue of growth of 500% over prior year.
• Created new revenue streams exceeding $3m annually.
• Managed and led being selected as the preferred low voltage service provider of a significant ownership group.
• Managed an operational excellence program improving operating margins and client satisfaction.
• Created company-wide KPI's aligning with company goals and distilled these to every employee via a daily scorecard and weekly Wildly Important Goals (WIGS).

ArtRepublic Global Inc.
Chief Executive Officer (CEO) | Chief Technology Officer (CTO) | Director
January 2023 - February 2024 (1 year 2 months)
Miami / Jacksonville Beach, FL

Focused on introducing and advancing market penetration of an AI/Blockchain platform, a novel Curation-as-a-Service (CaaS) and art marketplace business model that enables leading brands, institutions, and collectors to engage contemporary artists in creation of immersive art experiences. Harness agile, learn-and-adapt cycles and roll-out turnkey ecosystem to reach $45B total addressable market. Raise growth capital, chart go-to-market and sales strategy. Lead business development, defining compelling value proposition of museum-quality, immersive experiences that are drawing attention of major developers, airports, and venues.

Achievements Include

♦ Laid groundwork for $11.6MM in subscription and $7MM in marketplace revenue (FYE 2024).

♦ Landed key partnerships including a multimillion-dollar contract with Arlo Hotels, ArtRepublic's inaugural CaaS client.

♦ Engaged leading blue chip partners including Apple, Florida Blue, Jacksonville Jaguars, Samsung, Tory Burch, as well as the United Nations.

Applied UV Inc (NASDAQ: AUVI)
Chief Executive Officer (CEO) | Chief Revenue Officer (CRO) | Director
2022 - 2023 (1 year)
Mt. Vernon, NY

As the CEO of Applied UV, led a business turnaround and accelerated growth of a NASA-endorsed air disinfection technology development and distribution firm. Doubled company size, drove innovation, and positioned AUVI as market leader with a fully integrated and IoT offering used by Fortune 100s. Restructured organization and stabilized operations into a lower cost and high productivity unit. Conceived visionary sales strategy that scaled sales organization by 100%. Pitched and advanced analyst coverage and raised growth capital.

Achievements Include

♦ Delivered record-breaking impact within 1 quarter, reaching unprecedented topline growth of 213.5% (cf. Q2 21).

♦ Increased Hospitality, Disinfection, and Cannabis segments by 300%, 90%, and 90% as CRO.

♦ Obtained Analyst coverage from Aegis Capital, which offered "buy" rating at 3.5X market price.

♦ Brokered partnership with one of the Top 3 contract manufacturers in the world, Canon Virginia. Executed $29.5B agreement with Canon as primary manufacturer, assembler, and logistical authority. Advanced manufacturing, R&D, fulfillment, and laid foundation to scale. Developed transition plan which achieved 0 business interruption from day 1.

♦ Attained a ~50% reduction in parts costs and a~20% improvement in build times.

♦ Drove strategic growth strategy by negotiating and driving acquisition of PURO UV and Lighting.

♦ Secured $11MM in growth financing and added investment banker, Maxim Group.

Trinity IT Services
Chief Executive Officer (CEO) | Co-Founder
2021 - 2022 (1 year)
Jacksonville, FL

I was invited by Caplin Ventures, a private equity and venture capital portfolio firm, to launch a full-service IT company from ground zero. Defined scalable business strategy, developed service lines, GTM roadmap and established lean operating model. Innovated competitive service offerings across 3 divisions: IT Staff Augmentation, Consulting Services (Cybersecurity, Cloud, Big Data), and Software Services. Leveraged Philippines-based recruiting team for IT staff augmentation and white label solutions to deliver Consulting and Software Services at $0 investment.

Achievements Include

♦ Reached unprecedented trajectory in 4 months, 75% faster than average venture, establishing Trinity as the fastest growing business of any Caplin portfolio company.

♦ Landed Master Service Agreements (MSAs) with flagship government and Fortune 500 clients including the State of Florida, Fiserv, Mastercard, JP Morgan, Credit Agricole, and Tech Mahindra.

♦ Enlisted by Caplin Ventures' to apply expertise as a member of the Caplin Investment Committee. Thought partner and advisor in portfolio projects across real estate, healthcare, engineering, and more.

KyckGlobal, Inc.
Chief Technology Officer (CTO) | Co-Founder
2018 - 2020 (2 years)
Atlanta, GA

I co-founded and served as CTO of a start-up FinTech, charged with building next generation B2C SaaS Payment Platform which has processed $1B + in transactions, across 200+-country footprint, with the broadest array of payment types from a single point of reconciliation. Devised SaaS product roadmap and integrated payment architecture for an enterprise digital payment suite to facilitate near-instant, cost-efficient, and secure push payments from enterprise to employees, contractors, customers, and vendors. Developed hybrid onshore/offshore methodology and recruited and led a team of 35 to build out architecture and stack. Scaled solution to penetrate key verticals, to include consumer finance, claims and appeasements, cross-border payments, and direct sales. Established go-to-market strategy and landed top industry clients, positioning the business for acquisition by Dash Solutions in 2023.

Achievements Include

♦ Pitched and raised $8.5MM from venture capital firms and high-net worth individual to launch the business.

♦ Delivered and successfully launched platform MVP 5 in 5 months and onboarded 1st client.

♦ Landed partnerships with Visa, PayPal, Incomm, MoneyGram, Oracle, Avidia Bank, and Meta Bank.

RiseIT Solutions
Chief Operations Officer (COO) | Chief Technology Officer (CTO) | Co-Founder
2017 - 2019 (2 years)
Jacksonville, FL

As a founder, I researched, negotiated and steered acquisition and integration of 3 established organizations to form RiseIT. Synergized operations, service offerings, and 700+ FTEs spanning 40+ states and multiple countries from 2 global staff augmentation companies (Smartworks and iTech US) and 1 full-service digital marketing and advertising agency (Media Mix Marketing Solutions). Managed P&L and created several new service offerings of strategic consulting, software development, and managed services worldwide.

Achievements Include

♦ Generated $75MM+ revenue year 1, reaching 32%+ topline growth (15% YOY for 2 consecutive years). Client base encompassed 400 companies in the Fortune 500 including Microsoft, IBM, eBay, Accenture, and PepsiCo. Additionally, served state governments (State of Georgia) and major universities (New York University).

♦ Diversified portfolio through launch of 2 new lines of business, "as a service" (IaaS, PaaS, SaaS) and bespoke service offerings, accounting for ~20% of wallet share.

♦ Key principal in successfully raising $4MM in private capital.

Girl Scouts of Gateway Council
Chief Operating Officer (COO)
2013 - 2017 (4 years)
Jacksonville, FL

I was engaged by the CEO to turnaround, improve financial health and fuel growth of North Florida, Girl Scouts Gateway Council (GSGC) engaging 20,000 girls and volunteers. Achieved profitability in year 2 of turnaround by strengthening revenue streams, reducing capital outlay, sourcing best-in-class professionals, adapting sales model, and re-envisioning marketing strategy.

Achievements Include

♦ Guided GSGC to rise from distressed to one of the Top 5% (out of 50) Girl Scouts of USA councils. Increased product sales by 30%+, establishing GSGC a one of fastest growing geographies.

♦ Expanded membership 35%+ above national average despite national trend of declining membership.

♦ Reduced labor expenditure by 40% through design of a more efficient and agile non-profit organizational structure.

ShipXpress Inc.
Executive Chairman | Chief Revenue Officer (CRO)
2011 - 2016 (5 years)
Jacksonville, FL

In 2011, I was enlisted to serve as the only Independent Board Member, charged with designing and heading operations, business development, and product innovation for transportation, industrial, and commodities supply chain management. Partnered with CTO in development of a disruptive cloud-based, SaaS product suite. Built top-performing sales team and architected sales playbook, showcasing full potential of platform. Elevated market share, customer acquisition, and revenue, playing key role in the sale to GE in private deal.

Achievements Include

♦ Skyrocketed revenue by 480%+, capturing 6 consecutive years of 30% YOY sales growth. Grew market share to 35%+.

♦ Catapulted customer acquisition by 295%+, onboarding 15+ Fortune 500 companies across energy, chemicals, mining, metals, and agriculture. Sustained 90%+ client retention rate with 60% of US ethanol (7.9B gallons/year) managed by ShipX.

♦ Grew average contract value by 25% through effective upselling of legacy account services.

♦ Product innovation was acknowledged with 10 top honors including "Top 100 Supply Chain Project" (2014 & 2015) and the "Green Supply Chain Award" (2012) by Supply & Demand Chain Executive publication.

Varsity Media Group
Early Career Contributions
2009 - 2011 (2 years)

Chief Executive Officer | Director – Varsity Media Group
Commercialized software IP developed by National Science Foundation. Secured $5.5m in equity and $750K from NSF grant.

Chief Executive Officer | Director – Evans Data Corporation
Led global market research firm to 4 consecutive years of profitable growth to include 50% cumulative cash flow improvement.

Chief Executive Officer | Director – Resolution EBS
Developed and launched nex-gen automation engine that enable clients to reduce sales costs by 50% and shrink order cycle times.

Chief Executive Officer | Director – Giga Information Group (GIGA) (acquired by Forrester Research)
Turnaround no growth to high growth, flattened organization, reduced costs by 20% and led strategic exit to Forrester Res.

Chief Executive Officer | Founder – e-Medsoft.com
Developed SAAS healthcare management platform and launched growth plan. Raised $60m equity financing led company to the public markets with an annual revenue run rate of $100m.

Chief Information Officer | President, CSX Technology | SVP, Train Control – CSX CORPORATION (NASDAQ: CSX) |
In charge of information technology, systems, and train control infrastructure of $10.0B, Fortune 500, worldwide freight transportation leader. 5K+ team that was lauded by Information Week as a "leading IT organization." Recaptured $1B in savings.

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Education

Whitworth University
Bachelor of Science - BS, Business Administration and Finance

University of Puget Sound
Master of Business Administration - MBA, Finance